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SEC FILE NUMBER
8-25936

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Wall Street Access

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Wall Street, Suite 804
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Mitchell	(212)709-9420	john.mitchell@wsaccess.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmitch+Brown
(Name – if individual, state last, first, and middle name)

1411 Broadway, 9th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

10/8/2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arthur Goeschius _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Wall Street Access _____, as of 12/31 _____, 2 024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

GREGORY D. VISCOVICH
NOTARY PUBLIC-STATE OF NEW YORK
No. 01VI6213234
Qualified In Nassau County
My Commission Expires November 02, 20 25

Signature: _Arthur Coetelius_

Title: CEO

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

WALL STREET ACCESS (a general partnership)

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2024

WALL STREET ACCESS (a general partnership)

CONTENTS

Report of Independent Registered Public Accounting Firm   1

Financial Statements



ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and the Partners of
Wall Street Access (a general partnership):

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wall Street Access (a general partnership) (the "Partnership") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Partnership's auditor since 2016.

New York, New York

February 27, 2025

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   T (212) 751 9100   F (212) 750 3262   withum.com

AN INDEPENDENT MEMBER OF HLB · THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

WALL STREET ACCESS (a general partnership)

STATEMENT OF FINANCIAL CONDITION

December 31, 2024

ASSETS

Cash	$	927,558
Cash, segregated for the exclusive benefit of customers		737,239
Investments owned, at fair value		64,983,901
Due from broker, including clearing deposits of $250,000		457,090
Due from affiliates		297,428
Property and equipment, net		22,901
Commissions and fees receivable		9,926
Prepaid expenses and other assets		1,176,440
Total assets	$	68,612,483

LIABILITIES AND PARTNERS' CAPITAL

Liabilities

Securities sold, not yet purchased, at fair value	$	3,502,701
Due to broker		22,751,417
Promissory note - related party		9,048,205
Accounts payable and accrued expenses		1,094,773
Soft dollar payable		592,043
Employee compensation payable		1,960,172
Total liabilities		38,949,311
Partners' capital		29,663,172
Total liabilities and partners' capital	$	68,612,483

The accompanying notes are an integral part of these financial statements.

2

WALL STREET ACCESS (a general partnership)

NOTES TO FINANCIAL STATEMENTS

---

1. Nature of business

Wall Street Access ("WSA" or the "Partnership") is a New York general partnership between DPK Securities, LLC and Denis P. Kelleher, LLC (the "General Partners"). The General Partners are single-member LLCs owned by Wall Street Access, LLC. Wall Street Access, LLC is owned 100% by Wall Street Access Corporation (the "Parent.") WSA provides securities research and brokerage execution to institutional customers and acts as an equities market maker and a fixed income securities dealer to institutional customers and other broker-dealers. In addition, WSA is engaged in proprietary trading of securities for its own account.

WSA is a broker-dealer formed under the Securities Exchange Act of 1934 and is registered with the Securities and Exchange Commission (the "SEC"). WSA is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and New York Stock Exchange, Inc. (the "NYSE").

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash Equivalents

The Partnership considers all highly liquid investment instruments with original maturities of 90 days or less to be cash equivalents. The Partnership had no cash equivalents at December 31, 2024.

The Partnership maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Partnership's financial condition, results of operations, and cash flows.

Property and Equipment

Property, equipment and leasehold improvements are recorded at cost less accumulated depreciation and amortization, respectively, using the straight-line method over the estimated useful lives of the assets or, for leasehold improvements, the lesser of the useful life of the improvements or the term of the lease. Fixed assets are depreciated over three to five years.

Valuation of Investments Owned and Securities Sold, Not Yet Purchased, at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Partnership uses various valuation approaches. GAAP establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Partnership. Unobservable inputs reflect the Partnership's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

NOTES TO FINANCIAL STATEMENTS

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Partnership in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Partnership's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Partnership uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Transfers between levels are recognized at the beginning of the reporting period.

Valuation Techniques

The Partnership values investments in preferred and common stock, exchanged traded funds, mutual funds, limited partnerships, corporate bonds and securities sold, not yet purchased that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For those securities whose inputs are based on bid-ask prices, the Partnership's valuation policies do not require that fair value always be a predetermined point in the bid-ask range. The Partnership's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short. Fair value for many cash and OTC contracts are derived using pricing models. Pricing models take into account the contract terms (including maturity) as well as multiple inputs, including, where applicable, time value, implied volatility, equity prices, interest rate yield curves, prepayment speeds, interest rates, loss severities, credit risks, credit curves, default rates and currency rates.

WALL STREET ACCESS (a general partnership)

NOTES TO FINANCIAL STATEMENTS

Investments in Private Investment Companies

Investments in private investment companies are valued, as a practical expedient, utilizing the net asset valuations provided by the underlying private investment companies, without adjustment, when the net asset valuations of the investments are calculated (or adjusted by the Partnership if necessary) in a manner consistent with GAAP for investment companies. The Partnership applies the practical expedient to its investments in private investment companies on an investment-by-investment basis, and consistently with the Partnership's entire position in a particular investment, unless it is probable that the Partnership will sell a portion of an investment at an amount different from the net asset valuation or in other situations where the practical expedient is not available, the Partnership considers other factors in addition to the net asset valuation, such as features of the investment, including subscription and redemption rights, expected discounted cash flows, transactions in secondary markets, bids received from potential buyers, and overall market conditions in its determination of fair value.

At December 31, 2024, the Partnership had investments in private investment companies of $4,366,774 measured using net asset value as a practical expedient.

Investment in Private Operating Companies

The Partnership's investments in private operating companies consist of common stock and membership interests. The transaction price, excluding transaction costs, is typically the Partnership's best estimate of fair value at inception. When evidence supports a change to the carrying value from the transaction price, adjustments are made to reflect expected exit values in the investment's principal market under current market conditions. Ongoing reviews by the Partnership's management are based on an assessment of trends in the performance of each underlying investment from the inception date through the most recent valuation date. These assessments typically incorporate valuation methodologies that consider the evaluation of arm's length financing and sale transactions with third parties. These investments in private operating companies are generally included in Level 3 of the fair value hierarchy.

At December 31, 2024, the Partnership had investments in private operating companies of $257,123.

Fair Value - Valuation Processes

The Partnership establishes valuation processes and procedures to ensure that the valuation techniques for investments that are categorized within Level 3 of the fair value hierarchy are fair, consistent, and verifiable. The Partnership designates the Management to oversee the entire valuation process of the Partnership's Level 3 investments. Management is separate from the Partnership's portfolio management and deal team, and reports to the Partnership's management. The Management is responsible for developing the Partnership's written valuation processes and procedures, conducting periodic reviews of the valuation policies, and evaluating the overall fairness and consistent application of the valuation policies.

Management reviews investments on a monthly basis, or more frequently as needed, to determine the valuations of the Partnership's Level 3 investments. Valuations determined by the Partnership are required to be supported by market data, industry accepted third-party pricing models, or other methods that Management deems to be appropriate, including the use of internal proprietary pricing models.

WALL STREET ACCESS (a general partnership)

NOTES TO FINANCIAL STATEMENTS

Revenue Recognition

Transactions in securities owned and securities sold, not yet purchased, are recorded on a trade-date basis. Realized and unrealized gains and losses are reflected net in investment gains and losses on the statement of operations. The Partnership also earns trading profits on equity securities.

Gains on securities trading were earned by the Partnership by making markets in equities.

Dividends are recorded on the ex-dividend date.

Interest revenue represents the Partnership's participation in the net interest income on customer debit and credit balances through a clearing agreement with the Partnership's principal clearing broker. Interest income is recognized on an accrual basis. The Partnership also pays interest expense to its clearing broker to finance its proprietary trading and earns coupon interest on these positions.

Order flow rebates, earned from various brokers in exchange for routing trades to them for execution, are recorded on a trade-date basis and included in other income on the statement of operations.

Revenue Recognition from Contracts with Customers

The Partnership recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Partnership provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point that the performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Partnership and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure the progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenues are reflected as contract liabilities.

The Partnership enters into contracts with customers with respect to the execution services provided to customers. Customers are charged a commission each time they enter into a buy or sell transaction. Commissions and related clearing charges are recorded on a trade date basis because that is when the underlying financial instrument and counterparties are identified, pricing is agreed upon and risks of ownership transfer to the customer.

The Partnership also permits certain customers to allocate a portion of their commissions to pay for research and other services provided by third party vendors ("soft dollar arrangements"). Soft dollar commissions and related expenses are recorded when the Partnership pays an invoice on behalf of its customer. The Partnership has determined itself to be acting as an agent under the soft dollar arrangement and records commissions on soft dollar transactions net of related expenses.

Contract assets arise when the revenue associated with the contract is recognized prior to the Partnership's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when it becomes a receivable or the cash is received. There are no contract assets as of January 1, 2024 and December 31, 2024.

WALL STREET ACCESS (a general partnership)

NOTES TO FINANCIAL STATEMENTS

Contract liabilities arise when customers remit contractual cash payments in advance of the Partnership satisfying its performance obligations under the contact and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied.

The Partnership had a soft dollar payable / contract liability balance of $618,717 on January 1, 2024 and $592,043 on December 31, 2024. During 2024, the Partnership recognized income of $510,245 of the January 1, 2024 soft dollar payable / contract liability.

Disaggregation of revenue, for the year ended December 31, 2024, can be found on the accompanying statement of operations.

Receivables at January 1, 2024 and December 31, 2024 amounted to $19,225 and $9,926, respectively.

Commission Expense

The Partnership ensures that any soft dollar arrangements with customers fall within the safe harbor provisions of Rule 28(e) of the Securities Exchange Act of 1934 ("Rule 28(e)"), as amended, which provides for the payment of research, brokerage, quote services and other expenses permissible by Rule 28(e). Amounts due under these agreements are included in soft dollar payable on the statement of financial condition. The Partnership acts as agent in these arrangements and commissions are reported net on the statement of operations.

Income Taxes

The Partnership is a disregarded subsidiary in the Parent's consolidated tax return. The Parent pays no federal or state income taxes. The Parent is subject to certain local taxes including New York City general corporation business tax. Income taxes are allocated to the Parent's subsidiaries on a separate return basis. The determination of the Partnership's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Partnership's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Partnership reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Partnership is required to determine whether a tax position of the Partnership is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Partnership recording a tax liability that would reduce partners' capital. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Parent files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Parent and its subsidiary companies are no longer subject to income tax examinations by major taxing authorities for years prior to 2020. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws.

WALL STREET ACCESS (a general partnership)

NOTES TO FINANCIAL STATEMENTS

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The financial instruments of the Partnership are reported in the statement of financial condition at fair value or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Transactions in securities owned and securities sold, not yet purchased, are recorded on a trade-date basis. Realized and unrealized gains and losses are reflected net in investment gains and losses on the statement of operations. The Partnership also earns trading profits on equity securities.

Current Expected Credit Losses

The Partnership accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments – Credit Losses.* FASB ASC 326-20 requires the Partnership to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Partnership's receivables from broker dealers and clearing organizations include amounts receivable from unsettled trades, including amounts related to futures and options on futures contracts executed on behalf of customers, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Partnership's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Partnership. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Partnership for a very short period of time. The Partnership continually reviews the credit quality of its counterparties.

Customers' fully paid securities and excess margin securities that are not in the Partnership's possession or control as of December 31, 2024 (for which instructions to reduce to possession or control had been issued as of December 31, 2024) for which the required action was not taken by the Partnership within the time frames specified under Rule 15c3-3 were zero.

Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2024 were zero. This excludes items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

WALL STREET ACCESS (a general partnership)

NOTES TO FINANCIAL STATEMENTS

3. Fair value measurements

The Partnership's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with GAAP. See Note 2 for a discussion of the Partnership's policies. The following table presents information about the Partnership's assets and liabilities measured at fair value as of December 31, 2024:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets				
Investments (at fair value)				
Certificates of deposit	$	$ 9,753,943	$	$ 9,753,943
Corporate bonds		3,425,039		3,425,039
Municipal bonds		24,436,479		24,436,479
Preferred stocks				
Financial institutions	1,578			1,578
Common stocks				
Auto manufacturer	848,064			848,064
Communication services	3,422,801			3,422,801
Discount stores	458,135			458,135
Energy	35,613			35,613
Financial services	6,697,875			6,697,875
Healthcare	677,339			677,339
Information technology	2,630,350			2,630,350
Internet retail	2,026,515			2,026,515
Other	5,973			5,973
Travel services	186,330			186,330
Exchange traded funds				
Financial institutions	3,946,414			3,946,414
Investments in private operating companies				
Financial institutions			117,123	117,123
Real estate			140,000	140,000
Mutual funds				
Financial institutions	1,807,556			1,807,556
	22,744,543	37,615,461	257,123	60,617,127
Investment valued using practical expedient				4,366,774
Total	$ 22,744,543	$ 37,615,461	$ 257,123	$ 64,983,901

WALL STREET ACCESS (a general partnership)

NOTES TO FINANCIAL STATEMENTS

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Liabilities				
Investments (at fair value)				
Corporate bonds	$	$ 1,192,237	$	$ 1,192,237
US Treasuries		2,310,464		2,310,464
Total	$ -	$ 3,502,701	$ -	$ 3,502,701

The following table presents additional information about Level 3 assets and liabilities measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Partnership has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

Changes in Level 3 assets and liabilities measured at fair value for the year ended December 31, 2024:

								Level 3
	Beginning Balance January 1, 2024	Realized & Unrealized Gains (Losses)	Purchases	Sales	Settlements	Transfers In and/or (Out) of level 3*	Ending Balances December 31, 2024	Unrealized Gains (Losses) for Investments Still Held at December 31, 2024
Assets (at fair value)								
Investments in private operating companies	$ 447,243	$ (190,120)	$ -		$ -	$ -	$ 257,123	$ (190,120)
	$ 447,243	$ (190,120)	$ -	$ -	$ -	$ -	$ 257,123	$ (190,120)

The following table summarizes the valuation techniques and significant unobservable inputs used in the Partnership's investments that are categorized within Level 3 of the fair value hierarchy as of December 31, 2024:

There were no transfers between Levels 1, 2 or 3 during the year.

	Fair Value at December 31, 2024	Valuation Techniques	Unobservable Inputs	Range of Inputs (Weighted Average)
Assets (at fair value)				
Investments in private operating companies				
Common stock	$ 117,123	Market comparable companies	Tangible book value	1X(1X)
Real Estate	140,000	Market comparable properties	Price per square foot	1X(1X)

WALL STREET ACCESS (a general partnership)

NOTES TO FINANCIAL STATEMENTS

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4. Investments in certain entities that calculate net asset value per share

As of December 31, 2024, the Partnership was invested in other private investment companies. Each of these investments has certain restrictions with respect to rights of withdrawal by the Partnership as specified in the respective agreements. Generally, the Partnership is required to provide notice of its intent to withdraw after the investment has been maintained for a certain period of time. The management agreements of the private investment companies provide for compensation to the managers in the form of fees ranging from 0% to 1.25% annually of net assets and performance incentive allocations or fees ranging from 0% to 20% of net profits earned.

The Partnership is subject to credit risk to the extent that the investment managers of the underlying private investment companies are unable to fulfill their obligations according to their organizational documents. The Partnership, through its investments in private investment companies, is subject to risk inherent when investing in securities and private investments. In connection with its investments, the Partnership is subject to the market and credit risk of those investments held or sold short by the private investment companies. Due to the nature of the Partnership's investments, the risks described above are limited to the Partnership's investment balances and unfunded commitments to private investment companies.

Fair value measurements of investments in certain entities that calculate net asset value per share are as follows:

	Fair Value	Commitments	Frequency	Notice Period
Arbitrage (a)	$ 4,366,774		semi-annual	45 days
	$ 4,366,774			

(a) This category includes an investment in an arbitrage fund. The investment takes advantage of a price differential between two or more markets, striking a combination of matching deals that capitalize upon the imbalance. The fair market value of the investment in this category has been estimated using the net asset value per share of the investments.

5. Due to broker

The Partnership clears certain of its proprietary transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker related to the aforementioned transactions is collateralized by securities owned by the Partnership. The Partnership had $22,751,417 due to broker on December 31, 2024.

6. Segment reporting

The Partnership is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, market making, fixed income, and providing securities research to clients. The Partnership has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate results and manage the Partnership. The information presented to the CODM is presented in the same form as the presentation on the accompanying statement of operations. Additionally, the CODM uses excess net capital (see Note 10), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Partnership's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Partnership as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

WALL STREET ACCESS (a general partnership)

NOTES TO FINANCIAL STATEMENTS

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7. Off-balance sheet risk

In the normal course of business, the Partnership may enter into various transactions involving derivatives and other off-balance-sheet financial instruments. There were no transactions at December 31, 2024.

Securities sold, not yet purchased, at fair value represent obligations of the Partnership to deliver the specified security at the contracted price and thereby creates a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Partnership's ultimate obligation to satisfy the sale of securities sold, not yet purchased, at fair value may exceed the amount recognized in the statement of financial condition.

The risk of customers' failure to settle securities transactions is borne by the Partnership. The Partnership's exposure to credit risk can be directly impacted by the volatile securities markets which may impair the ability of customers to satisfy their contractual obligations. To mitigate such risks, the Partnership has developed credit monitoring procedures. The Partnership indemnifies its clearing broker, Pershing LLC, against certain losses the clearing broker may sustain from customer accounts introduced by the Partnership. As of December 31, 2024, there were no unsecured amounts related to these accounts that were owed to the clearing broker.

On December 31, 2024, all principal securities positions were in possession or control of the clearing brokers with the exception of the private investment companies and private operating investments. Credit exposure may result in the event the clearing broker is unable to fulfill their contractual obligations.

8. Exemption from Rule 15c3-3

The Partnership is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) as well as footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. & 240 17a-5 and related SEC Staff Frequently Asked Questions.

9. Related party transactions

The Partnership has various receivables due from and payables due to related parties which largely represent reimbursements due for amounts received or paid on behalf of affiliated entities. All amounts represent cash transactions and have no impact on the results of operations of the Partnership.

As of December 31, 2024, the Partnership has receivables due from affiliates of $297,428 and a promissory note payable due to the Parent for $9,048,205. The $9,000,000 promissory note was entered into on November 27, 2024, at an interest rate of 5.75% per annum with a maturity date of November 27, 2025. Interest expense incurred for the year amounted to $48,205.

The Partnership has service agreements with affiliated entities whereby the Partnership provides general and administrative services in return for a monthly fee based on the expense sharing agreement. Approximately $288,000 is reported as a reduction of expenses in the statement of operations related to these service agreements.

WALL STREET ACCESS (a general partnership)

NOTES TO FINANCIAL STATEMENTS

10. Net capital requirements

As a registered broker-dealer, WSA is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, WSA's net capital was approximately $16,280,000, which was approximately $15,280,000 in excess of its minimum requirement of $1,000,000.

11. Subsequent events

The Partnership evaluated subsequent events and transactions that occurred after the statement of financial condition date through February 27, 2025, the date that the financial statements were issued. The Partnership did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.